Press release
For immediate release
May 24 2007

ANATACAU PROJECT
Signing of a $3 million agreement with Iamgold Corporation

Virginia Mines Inc. (“Virginia”) announces the signing of an agreement with Iamgold Corporation (“Iamgold”) on the Anatacau property, located in the James Bay region of Quebec.

Under the terms of the agreement, Virginia has the option to acquire a 100% interest in the Anatacau property, in consideration of CA$3 million in exploration work to be carried out before December 31, 2012, and of a $25,000 payment due upon signing of the agreement. Should Virginia acquire a 100% interest in the property, Iamgold will retain a 2% net smelter return (NSR). Virginia may buy back half (1%) of this royalty for CA$1.5 million.

The Anatacau property consists of 207 designated claims, covering a surface area of 109.5 square kilometres in the south portion of the Eastmain River volcano-sedimentary belt. Past work carried out on the property outlined good arsenic anomalies in bottom lake sediments and yielded a gold showing grading 1.56 g/t Au.

More recent work, conducted by Iamgold in 2005 and 2006, confirmed these arsenic anomalies, outlined five (5) significant auriferous dispersion trains in tills, and led to the discovery of two (2) mineralized showings grading 3 g/t Au and 6.13% Zn respectively.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $46,432,689 as of February 28, 2007, and 26,425,698 shares issued and outstanding as of April 30, 2007. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events